UNITED STATE

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

Information Statement Required Pursuant to Section 14(f)

of the Securities Exchange Act of 1934

and Rule 14f-1 Thereunder

IANTHUS CAPITAL HOLDINGS, INC.

(Exact Name of Registrant as specified in its charter)

British Columbia, Canada	000-56228	98-1360810
(State or other jurisdiction of incorporation)	Commission File Number	(IRS Employer Identification Number)

420 Lexington Avenue, Suite 414 New York, NY	10170
(Address of Principal Executive Offices)	(Zip Code)

(646) 518-9411

(Registrant’s telephone number, including area code)

Approximate Date of Mailing: June 24, 2022

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

IANTHUS CAPITAL HOLDINGS, INC.

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

June 24, 2022

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE SHAREHOLDERS OF IANTHUS CAPITAL HOLDINGS, INC.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT REQUIRED TO TAKE ANY ACTION.

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement. References throughout this Information Statement to “Company,” “we,” “us,” and “our” refer to iAnthus Capital Holdings, Inc. and its subsidiaries.

INTRODUCTION

This Information Statement is being mailed on or about June 24, 2022 to the holders of record at the close of business on June 23, 2022 (the “Record Date”) of the common shares, no par value (the “Common Shares”), of iAnthus Capital Holdings, Inc., a British Columbia corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with an anticipated change in majority control of the Company’s Board of Directors (the “Board” or “Board of Directors”) other than by a meeting of shareholders. Section 14(f) of the Exchange Act and Rule 14f-1 require the mailing to our shareholders of record the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our shareholders).

You are receiving this Information Statement in connection with the expected designation of new members to the Board of Directors of the Company pursuant to a change of control of the Company.

On June 24, 2022, we closed our previously announced recapitalization transaction (the “Recapitalization Transaction”), pursuant to the terms of a restructuring support agreement (the “Restructuring Support Agreement”), dated July 10, 2020 and as amended on June 15, 2021, between the Company, all of the holders (the “Secured Lenders”) of the 13% senior secured convertible debentures (the “Secured Debentures”) issued by iAnthus Capital Management, LLC (“iAnthus SubCo”), and a majority of the holders (the “Consenting Unsecured Debentureholders”) of the 8% unsecured convertible debentures (the “Unsecured Debentures”) issued by the Company. The implementation of the Recapitalization Transaction resulted in various changes to the corporate governance and capital structure of the Company, as detailed below. The Recapitalization Transaction closed pursuant to the terms of the plan of arrangement, as amended and restated, which was approved by the Supreme Court of British Columbia on October 5, 2020 (the “Plan of Arrangement”).

Pursuant to the Plan of Arrangement, we issued 6,072,579,705 Common Shares of the Company to the Secured Lenders and Consenting Unsecured Debentureholders on a pro rata basis. Specifically, the Secured Lenders have been issued Common Shares equal to 48.625% ownership of the Company totaling 3,036,289,852 Common Shares (“Secured Lender Shares”) and the Consenting Unsecured Debentureholders have been issued Common Shares equal to 48.625% ownership of the Company totaling 3,036,289,853 Common Shares (“Consenting Unsecured Debentureholders Shares”). The existing holders of the Company’s Common Shares (the “Existing Shareholders”) will continue to collectively hold 171,718,192 Common Shares, which equals a 2.75% ownership upon closing the Recapitalization Transaction, as presented in the following table:

(in ’000s of U.S. dollars)	Restructured Senior Debt(1)	Interim Financing(2)	8% Senior Unsecured Debentures(3)	Pro Forma Common Equity(4)
Secured Lenders	$85,000	$14,737	$5,000	48.625%
Unsecured Lenders	—	—	15,000	48.625%
Existing Shareholders	—	—	—	2.75%

Total	$85,000	$14,737	$20,000	100%

(1)

Upon closing of the Recapitalization Transaction, the principal balance of the Secured Debentures was reduced to $85.0 million and was increased by the amount of the Interim Financing (as defined below), which has a first lien, senior secured position over all of our assets, is non-convertible and non-callable for three years and includes payment in kind at an interest rate of 8% per year and a maturity date of June 24, 2027 (the “Restructured Senior Debt”).

(2)

The Secured Lenders provided $14.7 million of interim financing (the “Interim Financing”) to iAnthus SubCo, on substantially the same terms as the Restructured Senior Debt, net of a 5% original issue discount. The amounts of the Interim Financing along with any accrued interest thereon was converted into, and the original principal balance was added to, the Restructured Senior Debt as of the closing of the Recapitalization Transaction.

(3)

The Unsecured Debentures include payment in kind at an interest rate of 8% per year, a maturity date of June 24, 2027, are non-callable for three years and are subordinate to the Restructured Senior Debt but senior to our Common Shares.

(4)

On January 6, 2022, our Board of Directors approved the terms of a Long-Term Incentive Program recommended by our compensation committee, pursuant to which we will allocate to certain of our employees (including our executive officers) restricted stock units and option awards up to, in the aggregate, 5.75% of our fully diluted equity under our Amended and Restated Omnibus Incentive Plan dated October 15, 2018 (“LTIP Awards”) in order to attract and retain such employees. The allocations of the LTIP Awards will be issued within ten days of June 24, 2022. All of our existing warrants and options have been cancelled. Our Common Shares may be consolidated in the future pursuant to a consolidation ratio which has yet to be determined.

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF CERTAIN DIRECTOR DESIGNEES TO THE BOARD. NO ACTION IS REQUIRED BY OUR SHAREHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

CHANGE IN MAJORITY OF BOARD OF DIRECTORS

The directors of the Company prior to the closing of the Recapitalization Transaction were Robert Galvin, Michael P. Muldowney and Diane M. Ellis. In connection with the closing of the Recapitalization Transaction, Robert Galvin, Michael P. Muldowney and Diane M. Ellis resigned from the Company’s Board of Directors. Further, upon the closing of the Recapitalization Transaction, and in accordance with the Final Order approving the Plan of Arrangement entered by the Supreme Court of British Columbia on October 19, 2020, Scott Cohen, Michelle Mathews-Spradlin, Alexander Shoghi, Zachary Arrick and Marco D’Attanasio became directors of the Company.

No action is required by our shareholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our shareholders of the information set forth in this Information Statement.

VOTING SECURITIES

As of the Record Date, our authorized capitalization consisted of an unlimited number of shares of Common Shares, of which 171,718,192 shares of Common Shares were issued and outstanding.

Holders of our Common Shares are entitled to one vote for each share on all matters to be voted on by our shareholders. Holders of our Common Shares have no cumulative voting rights. They are entitled to share ratably in any dividends that may be declared from time to time by the Board of Directors in its discretion from funds legally available for dividends. Holders of our Common Shares have no preemptive rights to purchase our Common Shares.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT BEFORE AND AFTER CONSUMMATION OF THE RECAPITALIZATION TRANSACTION

The following table sets forth certain information regarding beneficial ownership of shares of our Common Shares as of June 24, 2022 by (i) each person known to beneficially own more than 5% of our outstanding Common Shares, (ii) each of our directors, (iii) each of our named executive officers and (iv) all of our directors and named executive officers as a group.

Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares of Common Shares shown to be beneficially owned by them, based on information provided to us by such shareholders, subject to community property laws, where applicable.

Beneficial Owner(1)	Common Shares Beneficially Owned Prior to the Recapitalization Transaction		Percentage of Common Shares Beneficially Owned Prior to the Recapitalization Transaction(2)	Common Shares Beneficially Owned After the Recapitalization Transaction(3)		Percentage of Common Shares Beneficially Owned After the Recapitalization Transaction(3)
Directors and Named Executive Officers:
Julius Kalcevich	2,037,304	(4)	1.2%	435,282	(22)	*
Robert Galvin	1,146,145	(5)	*	226,018	(23)	*
Michael P. Muldowney	93,645	(6)	*	6,000	(24)	*
Diane M. Ellis	87,645	(7)	*	*		*
Scott Cohen	0		0	0		0%
Michelle Mathews-Spradlin	0		0%	0		0%
Marco D’Attanasio(8)	1,955,724	(9)	1.1%	455,443,478	(25)	7.3%
Alexander Shoghi(10)	0		0%	0		0%
Zachary Arrick(11)	0		0%	0		0%
All Named Executive Officers and Directors as a Group (9 persons)	5,320,463		2.3%	446,110,778		7.3%
5% or Greater Shareholders:
Hi-Med, LLC (12)	14,892,809	(13)	8.6%	267,072,370	(26)	4.3%
Parallax Master Fund, LP (14)	13,792,914	(15)	7.4%	369,665,259	(27)	5.9%
Gotham Green Partners, LLC (16)	48,971,678	(17)	22.6%	2,572,163,241	(28)	41.2%
Hadron Healthcare and Consumer Special Opportunities Master Fund (8)	1,955,724	(9)	1.1%	455,443,478	(25)	7.3%
Senvest Management, LLC (18)	4,275,855	(19)	2.4%	1,062,701,449	(29)	17.0%
Oasis Investments II Master Fund Ltd. (20)	11,400,122	(21)	6.4%	1,270,742,712	(30)	20.35%

*	Represents beneficial ownership of less than 1%.
(1)	The address of each person is c/o iAnthus Capital Holdings, Inc., 420 Lexington Avenue, Suite 414, New York, NY 10170, unless otherwise indicated.

(2)

The calculation in this column is based upon 171,718,192 Common Shares outstanding on June 24, 2022. Beneficial ownership is determined in accordance with the rules of the United States Securities and Exchange Commission (the “SEC”) and generally includes voting or investment power with respect to the subject securities. Common Shares that are currently exercisable or convertible within 60 days of June 24, 2022 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage beneficial ownership of such person, but are not treated as outstanding for the purpose of computing the percentage beneficial ownership of any other person.

(3)

On July 10, 2020, we entered into the Restructuring Support Agreement, as amended on June 15, 2021, with the Secured Lenders and the Consenting Unsecured Debentureholders to effectuate the Recapitalization Transaction to be implemented by way of the Plan of Arrangement under the Business Corporations Act (British Columbia (“BCBCA”) following approval by the Secured Lenders, Unsecured Debentureholders and our Existing Shareholders. As of the closing of the Recapitalization Transaction, the Secured Lenders, the Unsecured Debentureholders and our Existing Shareholders were allocated and issued such amounts of Restructured Senior Debt, Interim Financing, 8% Senior Unsecured Debentures and percentage of our pro forma Common Shares. As of the closing of the Recapitalization Transaction, we have 6,244,297,897 Common Shares outstanding.

(4)	Represents (i) 124,586 Common Shares and (ii) 1,602,022 Common Shares issuable upon exercise of options.
(5)	Represents (i) 313,096 Common Shares (ii) 819,747 Common Shares issuable upon exercise of options and (iii) 100,380 Common Shares issuable upon exercise warrants.
(6)	Represents (i) 6,000 Common Shares and (ii) 87,645 Common Shares issuable upon exercise of options. Excludes 29,215 common shares issuable upon exercise of unvested options.
(7)	Represents 87,645 Common Shares issuable upon exercise of options. Excludes 29,215 Common Shares issuable upon exercise of unvested options.
(8)

Marco D’Attanasio is the managing member of Hadron Healthcare and Consumer Special Opportunities Master Fund and in such capacity has the right to vote and dispose of the securities held by such entity. The address of Hadron Healthcare and Consumer Special Opportunities Master Fund is P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

(9)	Represents (i) 435,457 Common Shares issuable upon exercise of warrants and (ii) 1,520,267 Common Shares issuable upon conversion of Unsecured Debentures.
(10)	Alexander Shoghi is a Portfolio Manager at Oasis Management and in such capacity does not have the right to vote and dispose of the securities held by such entity and disclaims beneficial ownership.
(11)

Zachary Arrick is a Senior Research Analyst at Senvest Management, LLC and in such capacity does not have the right to vote and dispose of the securities held by such entity and disclaims beneficial ownership.

(12)

Dr. Krishna Singh is the Manager of Hi-Med, LLC and in such capacity has the right to vote and dispose of the securities held by such entity. The address of Hi-Med, LLC is 1001 N. US Highway 1, Suite 800, Jupiter, FL 33477.

(13)	Represents (i) 14,048,215 Common Shares and (ii) 844,594 Common Shares issuable upon conversion of Unsecured Debentures.
(14)

William Bartlett is the Managing Member of Parallax Master Fund, LP and in such capacity has the right to vote and dispose of the securities held by such entity. The address of Parallax Master Fund, LP is 88 Kearny Street, 20th Floor, San Francisco, CA 94108.

(15)	Represents (i) 4,478,219 Common Shares issuable upon exercise of warrants and (ii) 9,314,695 Common Shares issuable upon conversion of Secured Debentures.

(16)

Gotham Green Partners, LLC manages and makes decisions on behalf of Gotham Green Fund 1, L.P. and Gotham Green Fund 1 (Q), L.P., of which Gotham Green Credit Partners GP I, LLC is the general partner, Gotham Green Fund II, L.P. and Gotham Green Fund II (Q), L.P., of which Gotham Green GP II, LLC is the general partner, and Gotham Green Partners SPV 1, L.P. and Gotham Green Partners SPV V, L.P., of which Gotham Green Partners SPV V GP, LLC is the general partner. Jason Adler is the Managing Member of Gotham Green Partners, LLC, and in such capacity has the right to vote and dispose of the securities held by Gotham Green Fund 1, L.P., Gotham Green Fund 1 (Q), L.P., Gotham Green Fund II, L.P., Gotham Green Fund II (Q), L.P., Gotham Green Partners SPV 1, L.P., and Gotham Green Partners SPV V, L.P.

(17)

Represents (i) the following securities held by Gotham Green Credit Partners SPV 1, L.P.: (A) 2,762,646 Common Shares, and (B) 9,533,773 Common Shares issuable upon conversion of Secured Debentures; (ii) the following securities held by Gotham Green Fund 1, L.P.: (A) 270,646 Common Shares, (B) 507,551 Common Shares issuable upon exercise of warrants and (C) 1,836,786 Common Shares issuable upon conversion of Secured Debentures; (iii) the following securities held by Gotham Green Fund 1 (Q), L.P.: (A) 1,082,759 Common Shares, (B) 2,030,520 Common Shares issuable upon exercise of warrants and (C) 7,348,297 Common Shares issuable upon conversion of Secured Debentures; (iv) the following securities held by Gotham Green Fund II (Q), L.P.: (A) 2,165,914 Common Shares issuable upon exercise of warrants and (B) 4,515,185 Common Shares issuable upon conversion of Secured Debentures; (v) the following securities held by Gotham Green Partners SPV V, L.P.: (A) 5,120,097 Common Shares issuable upon exercise of warrants and (B) 10,649,528 Common Shares issuable upon conversion of Secured Debentures; and (vi) the following securities held by Gotham Green Fund II, L.P.: (A) 372,157 Common Shares issuable upon exercise of warrants and (B) 775,820 Common Shares issuable upon conversion of Secured Debentures. Excludes (i) a senior secured bridge note in the original principal amount of $4,692,600 held by Gotham Green Fund II (Q), L.P. and (ii) a senior secured bridge note in the original principal amount of $807,400 held by Gotham Green Fund II, L.P.. We and the holder of the senior secured bridge notes may mutually agree that all or part of the repayment of the obligations (as defined in the senior secured bridge notes) be applied to the subscription price for our securities issued in connection with a transaction or series of related transactions resulting in net proceeds to the Company of not less than $10 million from the subscription of the Company’s securities, including, but not limited to, a private placement or rights offering (a “Qualified Financing”) or otherwise, subject to approval by our Board of Directors and compliance with applicable laws; provided that such subscription for securities may occur only after the effective date of the Recapitalization Transaction.

(18)

Senvest Management, LLC manages and makes decisions on behalf of Senvest Master Fund, LP and Senvest Global (KY), LP. Richard Mashaal and Brian Gonick are members of Senvest Management, LLC, and in such capacity have the right to vote and dispose of the securities held by Senvest Master Fund, LP and Senvest Global (KY) LP.

(19)

Represents (i) the following securities held by Senvest Master Fund, LP: (A) 1,150,855 Common Shares issuable upon exercise of warrants and (B) 3,125,000 Common Shares issuable upon conversion of Unsecured Debentures; and (ii) the following securities held by Senvest Global (KY), LP: (A) 155,520 Common Shares issuable upon exercise of warrants and (B) 422,297 Common Shares issuable upon conversion of Unsecured Debentures.

(20)

Seth Fisher is responsible for the supervision and conduct of all investment activities of Oasis Investments II Master Fund Ltd., including all investment decisions with respect to the assets of Oasis Investments II Master Fund Ltd., and in such capacity, has the right to vote and dispose of the securities held by such entity. The address of Oasis Investments II Master Fund Ltd. is 21/F, Man Yee Building, 68 Des Voeux Road Central, Central, Hong Kong.

(21)

Represents (i) 1,555,209 Common Shares issuable upon exercise of warrants, (ii) 4,222,972 Common Shares issuable upon conversion of Unsecured Debentures and (iii) 5,621,941 Common Shares which are subject to a securities lending arrangement between Oasis and a third party financial institution.

(22)	Represents 435,282 Common Shares.
(23)	Represents 226,018 Common Shares.

(24)	Represents 6,000 Common Shares.
(25)	Represents 455,443,478 Common Shares.
(26)	Represents 267,072,369 Common Shares.
(27)	Represents 369,665,259 Common Shares.
(28)

Represents (i) 125,855,957 Common Shares held by Gotham Green Fund 1, L.P.; (ii) 503,502,503 Common Shares held Gotham Green Fund 1(Q), L.P.; (iii) 57,324,290 Common Shares held by Gotham Green Fund II, L.P.; (iv) 333,453,540 Common Shares held by Gotham Green Fund II (Q), LP; (v) 936,930,574 Common Shares held by Gotham Green Credit Partners SPV 1, L.P.; and (vi) 615,096,377 Common Shares held by Gotham Green Partners SPV V, L.P. Excludes (i) a senior secured bridge note in the principal amount of $4,692,600 held by Gotham Green Fund II (Q), L.P. and (ii) a senior secured bridge note in the principal amount of $807,400 held by Gotham Green Fund II, L.P. We and the holder of the senior secured bridge notes may mutually agree that all or part of the repayment of the obligations (as defined in the senior secured bridge notes) be applied to the subscription price for our securities issued in connection with a Qualified Financing or otherwise, subject to approval by our Board of Directors and compliance with applicable laws; provided that such subscription for securities may occur only after the effective date of the Recapitalization Transaction.

(29)	Represents 936,189,371 Common Shares held by Senvest Master Fund, LP and 126,512,078 common shares held by Senvest Global (KY), LP.
(30)	Represents 1,270,742,712 Common Shares.

DIRECTORS AND EXECUTIVE OFFICERS

Under the terms of the Restructuring Support Agreement, and in accordance with the Plan of Arrangement, upon the closing of the Recapitalization Transaction, the Board of Directors of the Company will consist of (i) three nominees from the Secured Lenders, (ii) one nominee by Oasis Investments II Master Fund, (iii) one nominee by Senvest Management, LLC, (iv) one nominee by Hadron Healthcare and Consumer Special Opportunities Master Fund, and (v) the Chief Executive Officer of the Company, until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Company’s Articles.

Directors and officers following the Recapitalization Transaction

Name	Position(s) with the Company
Robert Galvin	Interim Chief Executive Officer and Interim Chief Operating Officer
Julius Kalcevich	Chief Financial Officer
Scott Cohen	Director
Michelle Mathews-Spradlin	Director
Alexander Shoghi	Director
Zachary Arrick	Director
Marco D’Attanasio	Director

Robert Galvin, Interim Chief Executive Officer and Interim Chief Operating Officer

Mr. Galvin is currently Interim Chief Executive Officer and Interim Chief Operating Officer. Mr. Galvin previously served as Senior Vice President and Chief Administrative Officer, and a member of the iAnthus Board of Directors following the completion of the Company’s amalgamation transaction in February 2019 with MPX Bioceutical Corporation, at which Mr. Galvin also served as a board member. Mr. Galvin has significant relevant experience, having held operational, financial and administrative leadership roles at both public and private companies, and will focus on continuing the Company’s operational momentum.

Julius Kalcevich, Chief Financial Officer

Mr. Kalcevich has served as our Chief Financial Officer since June 2016 and our Director from September 2016 until February 2019. During the prior four years, Julius Kalcevich has also served in various capacities with respect to the Company’s subsidiaries including Chief Financial Officer. From January 2013 until September 2016, Mr. Kalcevich also served as a partner of BG Partners where he was responsible for planning, structuring and monitoring corporate finance transactions for his firm’s cannabis investments. From 2011 until 2013, Mr. Kalcevich served as Director, Investment Banking of CIBC World Markets, the investment banking subsidiary of the Canadian Imperial Bank of Commerce, and from 2010 until 2011, he served as Vice President of Dundee Capital Markets. Mr. Kalcevich also served in other capacities including Vice President of Duff & Phelps, a consultancy firm; Associate at CIBC World Markets; and Manager at Accenture. Mr. Kalcevich received a Bachelor of Arts degree from McGill University and a Master of Business Administration degree from Columbia University.

Scott Cohen, Director

Scott Cohen has over 25 years of professional investment experience, including public and private debt and equity securities. Mr. Cohen is currently a consultant to financially troubled companies and stakeholders, and an active investor in turnaround opportunities. Until 2017 Mr. Cohen was with Silver Rock Financial, a large family office, investing in debt and equity investments. Responsibilities included sourcing of both public and private debt, structuring debt securities and loans, and leading activist and restructuring transactions. Prior to Silver Rock Financial, Mr. Cohen was Managing Director and Portfolio Manager at Cerberus Capital Management. At Cerberus, Mr. Cohen’s responsibilities included analyzing, investing, and managing of a portfolio of primarily distressed assets. Most of these investments involved activist or control roles, from leading creditor committees to initiating negotiations with borrowers in restructurings. Mr. Cohen also worked closely with the private equity team at Cerberus on several large transactions, focusing on liability management within portfolio companies. Prior to joining Cerberus, Mr. Cohen worked in Merrill Lynch’s distressed debt trading group from 1992 to 1998, analyzing and investing in distressed corporate situations. From 1990 to 1992 he was an investment banker in Merrill’s High Yield Finance and Restructuring Group. Mr. Cohen is a 1990 graduate of Tufts University. We believe that Mr. Cohen is qualified to serve as a director because of his experience and background in both private equity and capital markets.

Michelle Mathews-Spradlin, Director

From 1993 until her retirement in 2011, Ms. Mathews-Spradlin worked at Microsoft Corporation, where she served as Chief Marketing Officer and previously held several other key leadership positions. Prior to her employment with Microsoft, Ms. Mathews-Spradlin worked in the United Kingdom as a communications consultant for Microsoft from 1989 to 1993. She also held various roles at General Motors Co. from 1986 to 1989.

As the CMO and SVP of Microsoft, Ms. Mathews-Spradlin oversaw the company’s global marketing function, including the household brands of Windows, Office, Xbox, Internet Explorer and Bing. Mathews-Spradlin led Microsoft’s consumer and business-to-business marketing to hundreds of millions of global customers. She was instrumental in driving the growth of Microsoft’s global business by building several of the world’s leading technology brands. As the most senior woman at Microsoft, she was also a strong advocate for female advancement and personally spearheaded the company’s network and mentoring program for female progression at the company. She retired from Microsoft in 2011, after 22 years.

Ms. Mathews-Spradlin currently serves on the board of The Wendy’s Company and in addition serves as a board member of several private companies, including Jacana Holdings Inc., The Bouqs Company and You & Mr Jones. She is also a digital advisory board member for Unilever PLC, a member of the board of trustees of the California Institute of Technology and a member of the executive board of the UCLA School of Theater, Film and Television. We believe that Ms. Mathews-Spradlin is qualified to serve as a director because of her experience in senior leadership and C-suite positions.

Alexander Shoghi, Director

Alexander Shoghi Mr. Shoghi is a Portfolio Manager at Oasis Management, a private investment management firm headquartered in Hong Kong. Mr. Shoghi joined Oasis in 2005, first based in Hong Kong, and subsequently relocating to the U.S. as the founder and manager of Oasis Capital in Austin, Texas in early 2012. From 2004 to 2005, Mr. Shoghi worked at Lehman Brothers in New York City. Mr. Shoghi holds a Bachelor of Science of Business Administration in Finance and International Business degree from Georgetown University. We believe that Mr. Shoghi is qualified to serve as a director because of his experience and background in business and finance.

Zachary Arrick, Director

Mr. Arrick is a Senior Research Analyst at Senvest Management LLC, a private investment management firm headquartered in New York City. Mr. Arrick joined Senvest in 2013. From 2007 to 2013, Mr. Arrick worked at Morgan Stanley in San Francisco and New York City, and JMP Securities in San Francisco. Mr. Arrick holds a Bachelor of Arts degree in Economics from the University of Pennsylvania. We believe that Mr. Arrick is qualified to serve as a director because of his experience and background in finance.

Marco D’Attanasio, Director

Marco D’Attanasio is the founder and Chief Investment Officer of Hadron Capital, a boutique investment manager with offices in London UK and the Cayman Islands. Hadron currently manages five different investment funds with a catalyst-driven investment style. Prior to founding Hadron in 2004, Marco was managing director at the Royal Bank of Canada in London, where he worked from 1998 to 2004. At RBC he was heading up event-driven and relative value proprietary investments for Europe and Asia. Prior to that Marco worked at the London offices of HSBC and JPMorgan. Marco holds a PhD in theoretical physics and has co-written numerous academic international publications in particle physics and cosmology. We believe Mr. D’Attanasio is qualified to serve as a director because of his experience in senior leadership positions and background in finance.

Family Relationships

No family relationships exist between any of our current or former directors or executive officers.

Involvement in Certain Legal Proceedings

Except as described below, none of these appointees to our knowledge has been the subject of any bankruptcy petition filed by or against any business of which an appointee was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. To our knowledge, based solely upon a review of Forms 3, 4, and 5 filed with the SEC during the fiscal year ended December 31, 2021, we believe that, except for Gotham Green Partners LLC, which did not timely file a Form 3, our directors, executive officers, and greater than 10% beneficial owners have complied with all applicable filing requirements during the fiscal year ended December 31, 2021.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to our directors and officers. A copy of the code is filed as an exhibit to this Annual Report on Form 10-K. Disclosure regarding any amendments to, or waivers from, provisions of the code of business conduct and ethics that apply to our directors and officers will be included in a Current Report on Form 8-K, which we will file within four business days following the date of the amendment or waiver.

Corporate Governance

Term of Office

Our directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our Bylaws. Our officers are appointed by our Board of Directors and hold office until removed by the board, except to the extent governed by an employment agreement.

Committees of the Board

The Company’s Board of Directors met 31 times during the fiscal year ended December 31, 2021. The Company’s audit committee met 5 times during the fiscal year ended December 31, 2021. The Company’s nominating and corporate governance committee met 5 times during fiscal year ended December 31, 2021. The Company’s compensation committee met 5 times during the year ended December 31, 2021.

EXECUTIVE COMPENSATION

Summary Compensation Table

Name and Financial Position	Year	Salary ($)	Bonus ($)	Total ($)
Randy Maslow, Former Interim Chief Executive Officer, President and Director (1)	2021	675,000	300,000	975,000
	2020	675,000	—	675,000

Julius Kalcevich, Chief Financial Officer	2021	675,000	275,000	950,000
	2020	675,000	—	675,000

Robert Galvin, Interim Chief Executive Officer and Interim Chief Operating Officer (2)	2021	675,000	250,000	925,000
	2020	675,000	—	675,000

(1)	Resigned as Interim Chief Executive Officer effective as of May 6, 2022.
(2)	Appointed as Interim Chief Executive Officer effective as of May 6, 2022

Outstanding Equity Awards

The following table provides information regarding option awards held by each of our named executive officers that were outstanding as of December 31, 2021. There were no stock awards or other equity awards outstanding as of December 31, 2021. As indicated, upon the closing of the Recapitalization Transaction all of the options were cancelled.

	Option Awards
	Number of Underlying Unexercised Options (#) Exercisable Before the Recapitalization Transaction		Number of Securities Underlying Unexercised Options (#) Unexercisable Before the Recapitalization Transaction	Option Exercise Price ($)		Option Expiration Date	Number of Underlying Unexercised Options (#) Exercisable After the Recapitalization Transaction	Number of Securities Underlying Unexercised Options (#) Unexercisable After the Recapitalization Transaction
Randy Maslow, Interim Chief Executive Officer, President and Director(11)
	120,000	(1)	—	C$	1.60	5/11/26	0	0
	150,000	(3)	—	C$	2.25	11/21/27	0	0
	150,000	(5)	—	C$	3.56	3/2/28	0	0
	1,546,168	(6)	125,543	C$	7.50	8/6/29	0	0

Julius Kalcevich, Chief Financial Officer
	200,000	(2)	—	C$	1.61	5/17/26	0	0
	257,750	(4)	—	C$	2.25	11/21/27	0	0
	150,000	(5)	—	C$	3.56	3/2/28	0	0
	921,741	(7)	72,531	C$	7.50	8/6/29	0	0

Robert Galvin, Interim Chief Executive Officer and Interim Chief Operating Officer(12)
	41,825	(8)	—	C$	2.42	10/30/22	0	0
	83,650	(8)	—	C$	5.14	1/15/23	0	0
	366,666	(9)	33,334	C$	5.35	6/6/29	0	0
	280,075	(10)	14,197	C$	7.50	6/8/29	0	0

(1)	Stock options granted to Randy Maslow in May 2016 vested quarterly in equal installments over a one year period on June 30, 2016, September 30, 2016, December 31, 2016 and March 31, 2017.
(2)

Stock options granted to Julius Kalcevich in May 2016 vested quarterly in equal installments over a two year period on June 30, 2016, September 30, 2016, December 31, 2016, March 31, 2017, June 30, 2017, September 30, 2017, December 31, 2017 and March 31, 2018.

(3)	Stock options granted to Randy Maslow in November 2017 vested immediately upon grant.

(4)

150,000 stock options granted to Julius Kalcevich in November 2017 vested quarterly in equal installments over a one year period on December 31, 2017, March 31, 2018, June 30, 2018 and September 30, 2018. 107,750 stock options granted to Julius Kalcevich in November 2017 vested quarterly in equal installments over a two year period on December 31, 2017, March 31, 2018, June 30, 2018, September 30, 2018, December 31, 2018, March 31, 2019, June 30, 2019 and September 30, 2019.

(5)

Stock options granted to Randy Maslow and Julius Kalcevich in March 2018 vested quarterly in equal installments over a one year period on March 31, 2018, June 30, 2018, September 30, 2018 and December 31, 2018.

(6)

Assuming all milestones were met as of each quarter end date, stock options granted to Randy Maslow in August 2019 vested in accordance with the following schedule: 251,084 stock options on September 30, 2019, 125,542 stock options on December 31, 2019, 290,747 stock options on March 31, 2020, 125,542 stock options on June 30, 2020, 125,543 stock options on September 30, 2020, 125,542 stock options on December 31, 2020, 125,541 stock options on March 31, 2021, 129,543 stock options on June 30, 2021, 125,542 stock options on September 30, 2021, 125,543 stock options on December 31, 2021, 125,543 stock options on March 31, 2022.

(7)

Assuming all milestones were met as of each quarter end date, stock options granted to Julius Kalcevich in August 2019 vested in accordance with the following schedule: 145,061 stock options on September 30, 2019, 72,531 stock options on December 31, 2019, 196,434 stock options on March 31, 2020, 72,351 stock options on June 30, 2020, 72,351 stock options on September 30, 2020, 72,350 stock options on December 31, 2020, 72,351 stock options on March 31, 2021, 72,351 stock options on June 30, 2021, 72,350 stock options on September 30, 2021, 72,351 stock options on December 31, 2021, 72,351 stock options on March 31, 2022.

(8)	Stock options granted to Robert Galvin on October 30, 2018 and January 15, 2018 by MPX Bioceutical Corporation became immediately vested on the date of the MPX Acquisition, February 5, 2019.
(9)

Stock options granted to Robert Galvin on June 6, 2019 vested over a 30-month period in accordance with the following schedule: 66,666 stock options on September 30, 2019, 33,334 stock options on December 31, 2019, 33,333 stock options on March 31, 2020, 33,334 stock options on June 30, 2020, 33,334 stock options on September 30, 2020, 33,333 stock options on December 31, 2020, 33,333 stock options on March 31, 2021, 33,334 stock options on June 30, 2021, 33,333 stock options on September 30, 2021, 33,333 stock options on December 31, 2021, and 33,333 stock options on March 31, 2022.

(10)

Assuming all milestones were met as of each quarter end date, stock options granted to Robert Galvin in August 2019 vested in accordance with the following schedule: 28,395 stock options on September 30, 2019, 14,197 stock options on December 31, 2019, 138,101 stock options on March 31, 2020, 14,198 stock options on June 30, 2020, 14,197 stock options on September 30, 2020, 14,197 stock options on December 31, 2020, 14,198 stock options on March 31, 2021, 14,197 stock options on June 30, 2021, 14,197 stock options on September 30, 2021, 14,198 stock options on December 31, 2021, 14,197 stock options on March 31, 2022.

(11)	Resigned as Interim Chief Executive Officer effective as of May 6, 2022.
(12)	Appointed as Interim Chief Executive Officer effective as of May 6, 2022.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following includes a summary of transactions during our fiscal years ended December 31, 2021 and December 31, 2020 to which we have been a party, including transactions in which the amount involved in the transaction exceeds the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements. We are not otherwise a party to a current related party transaction and no transaction is currently proposed, in which the amount of the transaction exceeds the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years and in which a related person had or will have a direct or indirect material interest.

On October 22, 2020, our 24.6% equity interest in Reynold Greenleaf & Associates, LLC, an entity owned in part by an individual with a familial relationship to Hadley Ford, our former officer and director, was redeemed for approximately $2.4 million.

On June 30, 2017, Hadley Ford, our former Chief Executive Officer and member of our Board entered into a loan facility with us for up to C$0.5 million (equivalent $0.4 million). As of December 31, 2021 and 2020, the outstanding balance of the facility was $Nil and C$490,043 (equivalent to $0.4 million based on exchange rates as of December 31, 2020), respectively. As of December 31, 2021 and 2020, accrued interest on the outstanding balance of the facility was $Nil and C$8,185 (equivalent to $6,429 based on exchange rates as of December 31, 2020), respectively. The loan accrues interest at a rate of 2.5% per annuum and was initially payable upon maturity of the loan on June 30, 2020. As part of Mr. Ford’s termination agreement, the maturity date of the loan was extended to June 30, 2021 and the balance of the loan was partially offset by compensation owed to Mr. Ford in the amount of $488,467. On January 8, 2021, the outstanding loan facility balance of $0.4 million was fully settled by compensation owed to Mr. Ford.

As part of the acquisition of MPX Bioceutical Corporation on February 5, 2019, we acquired the following significant related party balances:

•

On February 5, 2019, related party receivable of $0.7 million was due from companies owned by Elizabeth Stavola, our former Chief Strategy Officer and member of our Board. The related party receivable was converted into a loan facility of up to $10.0 million, which accrues interest at the rate of 16.0%, compounded annually. Interest is due upon maturity of the loan on December 31, 2021. The balance was $4.6 million as of December 31, 2021 (December 31, 2020-$3.2 million), which included accrued interest of $0.9 million as of December 31, 2021 (December 31, 2020-$0.3 million).

•

We assumed a note in the principal amount of $10.8 million, payable to the Elizabeth Stavola 2016 NV Irrevocable Trust. This trust is for the benefit of Elizabeth Stavola, our former Chief Strategy Officer and a former member of our Board. The note matured on January 19, 2020 and accrued interest at a rate of 8.0%

per annum. Repayment of the note was secured by the assets of certain of our subsidiaries. For the years ended December 31, 2021 and 2020, interest expense of less than $Nil million and $0.1 million, respectively, was recognized. As of December 31, 2021 and 2020, there was no amount owed with respect to the note.

As a result of the CBD For Life acquisition on June 27, 2019:

•	$0.1 million in cash was paid and 118,850 Common Shares (with a fair value of $0.4 million) were issued to an individual related through a familial relationship to Elizabeth Stavola;

•

$1.5 million in cash was paid and 9,500 Common Shares were issuable to the Elizabeth Stavola 2016 NV Irrevocable Trust whose beneficiary is Elizabeth Stavola; however, such shares are the subject of an indemnification claim made by us.

•	6,469 Common Shares (with a fair value of less than $0.1 million) were issued to two individuals that are related through a familial relationship to Elizabeth Stavola;

•	36,969 Common Shares (with a fair value of $0.1 million) were issued to Robert Galvin, our former director and current Interim Chief Executive Officer and Interim Chief Operating Officer;

•

We acquired a related party receivable of $0.8 million and related party payable of $0.5 million with CBD For Life. The balances for the receivable and payable were $nil and $nil, respectively, as of December 31, 2019; and

•

Elizabeth Stavola, our former Chief Strategy Officer and former member of our Board of Directors, was also the Chief Executive Officer of CBD For Life. As part of the acquisition of CBD, Elizabeth Stavola received 1,967,686 Common Shares of iAnthus through a trust that she controlled.

On August 26, 2019, iAnthus New Jersey, LLC (“INJ”) entered into a financing, leasing, licensing and services agreement (the “NJ Agreement”) with MPX New Jersey LLC (“MPX NJ”), which is subject to regulatory approval by the New Jersey Cannabis Regulatory Commission (the “CRC”) pursuant to which INJ would provide MPX NJ with financial planning services, vendor management services, regulatory guidance and financing for working capital, among other services. Pursuant to the terms of the NJ Agreement, on October 24, 2019, INJ entered into a loan agreement (the “Loan Agreement”) with MPX NJ pursuant to which INJ would loan to MPX NJ, from time to time, up to an aggregate of $10.0 million, which could have been increased by unlimited $1.0 million tranches, subject to certain conditions. Furthermore, INJ could advance up to an additional $5.0 million to MPX NJ in its sole discretion. Outstanding loans were to mature on December 31, 2021 and bear interest at a rate of 16% per year, subject to adjustment in the event of default. In connection with the Loan Agreement, on October 16, 2019, MPX NJ issued INJ a convertible promissory note (the “INJ Note”) in the principal amount of up to $10.0 million. The principal amount of the INJ Note together with any interest accrued thereon was convertible into such number of Class A units of MPX NJ equal to a 99% equity interest in MPX NJ on a fully diluted basis. In addition, on October 24, 2019, INJ entered into an option agreement (the “Option Agreement”) with MPX NJ pursuant to which INJ acquired an option to acquire all of the units of MPX NJ for $1,000. Elizabeth Stavola, our former Chief Strategy Officer and former member of our Board was the former Chief Executive Officer and majority owner of MPX NJ. On February 3, 2021, INJ sent a notice of conversion to MPX NJ pursuant to the Loan Agreement, notifying MPX NJ of INJ’s election to exercise its right to convert the entire principal amount outstanding, plus all accrued and unpaid interest thereon, into a number of Class A units of MPX NJ representing 99% equity interest in MPX NJ. The conversion of INJ’s debt to equity was subject to approval by the CRC. In addition, on February 25, 2021, INJ sent to MPX NJ and the current equityholders of MPX NJ a notice of election, notifying MPX NJ and its current equityholders of INJ’s election to exercise its purchase option pursuant to the Option Agreement. On January 7, 2022, the CRC approved INJ’s acquisition of all of the units of MPX NJ, and on February 1, 2022, INJ closed the acquisition of MPX NJ, resulting in INJ owning 100% of the equity interests of MPX NJ. As of December 31, 2021 and 2020, the outstanding balance of the loan facility including accrued interest was $4.6 million and $3.2 million, respectively.

Our former Chief Executive Officer’s sister was the Vermont Advisor Executive to iAnthus SubCo. As of December 31, 2021 and 2020, we paid her $0.1 million and $0.1 million, respectively.

During the years ended December 31, 2020 and 2019, funds affiliated with Gotham Green Partners, LLC (collectively “GGP”) Parallax Master Fund, LP, Pura Vida Master Fund, Ltd., and Pura Vida Pro Special Opportunity Master Fund, Ltd. invested an aggregate amount of $37.2 million and $15.0 million, respectively, through the purchase of Secured Debentures. During the year ended December 31, 2020, GGP invested $14.7 million through the Interim Financing. As of December 31, 2021, the outstanding principal amount of the Secured Debentures was $97.5 million plus accrued interest thereon of $30.9 million (December 31, 2020 -$97.5 million in principal amount together with $9.6 million in accrued interest thereon).

During the year ended December 31, 2019, Hi-Med invested $5.0 million through the purchase of Unsecured Debentures. As of December 31, 2021, the outstanding balance of the Unsecured Debentures was $60.0 million (December 31, 2020-$60.0 million).

REVIEW, APPROVAL AND RATIFICATION OF RELATED PARTY TRANSACTIONS

We are a smaller reporting company as defined by Rule 12b-2 of the Securities Exchange Act of 1934 and are not required to provide the information under this item.

WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information including annual and quarterly reports on Forms 10-K and 10-Q, respectively, with the SEC. Copies of such material can be obtained on the SEC’s website (http://www.sec.gov) that contains the filings of issuers with the SEC through the EDGAR system.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Information Statement on Schedule 14f-1 to be signed on its behalf by the undersigned hereunto duly authorized.

IANTHUS CAPITAL HOLDINGS, INC.

Dated: June 24, 2022

By:	/s/ Robert Galvin
Robert Galvin
Interim Chief Executive Officer